EXHIBIT 99.1

                       Banco Itau Holding Financeira S.A.
A Publicly Listed Company                               CNPJ. 60.872.504/0001-23


          BANCO ITAU HOLDING FINANCEIRA S.A. and LOJAS AMERICANAS S.A.


                           ANNOUNCEMENT TO THE MARKET


1. BANCO ITAU HOLDING FINANCEIRA S.A. ("ITAU") and LOJAS AMERICANAS S.A. ("LASA") wish to inform that, subsequent to the February 28 2005 announcement to the market, on April 27 2005 the parties signed the final agreement governing the business activities of the association between the two groups.

2. The structuring and sale of financial products and services and related items to the customers of Lojas Americanas, Americanas Express and Americanas.com will be exclusive to the new financial institution in which ITAU and LASA will hold equal stakes.

3. The new institution will be denominated FAI - FINANCEIRA AMERICANAS ITAU S.A. CREDITO, FINANCIAMENTO E INVESTIMENTO and will have a Board of Directors whose chairman will be appointed by ITAU. The Executive Board will be made up of professionals with wide experience in the field of activity and its management will be the responsibility of ITAU. This partnership will run for a 20-year term, which may be renewed on expiry. The start of operations is expected for early in the second semester of 2005.

4. Once more, ITAU and LASA reiterate their commitment to the Brazilian market, certain that they will both increase customer satisfaction and also create stockholder value.

                            Sao Paulo, April 27 2005.



      Alfredo Egydio Setubal                          Roberto Martins de Souza
      Investor Relations Officer                      Investor Relations Officer
      BANCO ITAU HOLDING FINANCEIRA S.A.              LOJAS AMERICANAS S.A.